

July 20, 2015

Jeffrey E. Holman
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

> **Re:** **Vapor Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **File No. 333-204599**

Dear Mr. Holman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2015 letter.

Exhibit 5.1

1. Refer to opinions 1 and 7. Please have counsel opine whether the Units and Representative's Units are valid and binding obligations of the Company or explain to us why an opinion that the units will be validly issued, fully paid, and non-assessable is appropriate under Florida law. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Brian S. Bernstein
       Nason, Yeager, Gerson, White & Lioce, P.A.